UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
Or

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING UNIT EMPLOYEES AT THE BUFFALO, NEW YORK PLANT
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Index
December 31, 2017 and 2016

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Ingersoll-Rand Individual Account Retirement Plan for Bargaining
Unit Employees at the Buffalo, New York Plant
Davidson, North Carolina

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Cherry Bekaert LLP
We have served as the Plan’s auditor since 2015.

Charlotte, North Carolina
June 20, 2018

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Investments:
Plan’s interest in Ingersoll-Rand Employee Savings Plan Master Trust (Note 4), at fair value	$50,734,971	$43,942,298
Receivables
Employer contributions receivable	13,791	16,568
Employee contributions receivable	16,534	19,921
Notes receivable from participants	292,620	369,333
Total Receivables	322,945	405,822
Net assets available for benefits	$51,057,916	$44,348,120
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributable to:
Plan's interest in investment income of the Ingersoll-Rand Employees Savings Plan Master Trust (Note 4)	$6,748,510	$3,044,030
Interest income on notes receivable from participants	18,378	19,690
Contributions:
Participant	998,457	1,115,394
Employer	767,035	686,439
Total additions	8,532,380	4,865,553
Deductions from net assets attributable to:
Participant withdrawals and distributions	1,814,436	2,732,906
Administrative expenses	8,148	9,789
Total deductions	1,822,584	2,742,695
Net increase in net assets	6,709,796	2,122,858
Net assets available for benefits
Beginning of year	44,348,120	42,225,262
End of year	$51,057,916	$44,348,120
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2017 and 2016

1	Description of the Plan
The following description of the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant (the “Plan”) provides only general information. More complete descriptions are found in the governing Plan documents and the summary plan description.
History
The Plan is sponsored by Ingersoll-Rand Company, a U.S. subsidiary of Ingersoll-Rand plc ("IR-plc") (IR-plc, Ingersoll-Rand Company and its participating affiliates are collectively referred to as the "Company").
Prior to January 1, 2015, the Plan was sponsored by Cameron International Corporation. On January 1, 2015, Cameron International Corporation completed the sale of its Centrifugal Compression business to the Company. At the time of the sale, the Company assumed the Plan. The Plan was established effective January 1, 1998 and the Plan was last amended and restated effective January 1, 2014.
General
The Plan is a defined contribution plan with a 401(k) feature generally covering eligible union employees belonging to Local Lodge No. 330, District 65 of the International Association of Machinists and Aerospace Workers, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Ingersoll-Rand Employee Savings Plan Master Trust ("Master Trust").
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The IR-plc Benefits Design Committee approves recommended design changes to the Plan. The Plan requires that the Ingersoll-Rand Stock Fund be an investment option under the Plan. The other investment options available under the Plan from time to time are selected by the IR-plc Benefits Investment Committee. The IR-plc Benefits Investment Committee monitors the investment options offered in the Plan other than those offered through the self-directed brokerage link. Participants direct investments among the Plan's investment options. The Plan intends to meet the requirements and regulations of ERISA Section 404(c).
Contributions
The Company makes weekly contributions to each participant's account based on hours actively worked and specific contribution rates as defined in the Plan document. Contribution hours consist of hours actively worked, including overtime and hours paid for vacation, personal days or holidays, but exclude sick time for which the employee may be paid. Participants are credited with one year of vesting service for every calendar year in which they complete 1,000 or more hours of service. Company contributions are allocated among the investment fund options that have been selected by each employee. If a participant does not have an investment election on file, employer contributions are invested in the Plan's default investment fund as determined by the Committee.
Participants are allowed to rollover Plan amounts from certain other tax-qualified plans. The Plan allows for employee pre-tax contributions based on contribution hours and elected contribution rates which can vary between $0.10 to $10 per contribution hour. For purposes of employee contributions only, contribution hours also include time paid for jury duty, bereavement or military service. Electing to contribute is voluntary, and these contributions are immediately 100% vested.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Master Trust, together with assets from other participating defined contribution plans sponsored by the Company or its affiliates and intended to qualify under IRC Section 401(a).
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), net of investment management fees. Each participant’s account is charged with participant withdrawals and disbursements and applicable administrative expenses. Allocations are based on participant contribution hours, earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2017 and 2016

Vesting
Participants are immediately vested in their own elective contributions plus actual earnings thereon. All active participants in the Plan vest in the employer contributions as outlined below:

Pre January 1, 2009 Contributions:	Post December 31, 2008 Contributions:

33.33% after 3 years of service	33.33% after 2 years of service
66.67% after 4 years of service	66.67% after 3 years of service
100.00% after 5 years of service	100.00% after 4 years of service
In addition, participants shall become fully vested in employer contributions upon death, total and permanent disability (as defined by the Plan) or termination of employment on or after attaining age 65.
Notes Receivable from Participants
Subject to certain limitations, participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 (reduced by the excess of the highest outstanding loan balance during the preceding twelve months) or 50% of their vested eligible account balance. Participants are permitted to have one outstanding loan at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms are 60 months. Employer contributions are not available for loans. The loans are secured by the balance in the participant’s account and bear a fixed interest rate as determined by the Plan Administrator. At December 31, 2017, outstanding loans bore interest rates ranging from 4.75% to 5.50%. Principal and interest are paid ratably through payroll deductions.
Participant Withdrawals and Distributions
On termination of service, plan distributions may be in the form of an annuity or a lump sum distribution. In the case of an employee's termination because of death, the entire account balance is paid to the valid designated beneficiary under the Plan or, if none is designated, then pursuant to the terms of the Plan. In case of termination because of any reasons other than death, the participant is entitled to the vested balance.
Forfeited Accounts
At December 31, 2017 and 2016, forfeited non-vested accounts were $100,024 and $4,399, respectively. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2017 and 2016, employer contributions were reduced by $8,564 and $202,951, respectively from forfeited non-vested accounts.

2	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
Plan investments are included in the Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2017 and 2016

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.
Certain investment management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain investment management fees and operating expenses are reflected as a reduction of investment returns for such investments in the form of an expense ratio.
The Statements of Changes in Net Assets Available for Benefits include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. General administrative fees are deducted quarterly from Plan accounts (and are included in these financial statements) and/or paid by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Participant directed transaction expenses such as loan fees and withdrawal fees may be paid for by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Distributions are recorded in the Plan's financial statements when paid. There were no approved and unpaid amounts as of December 31, 2017 and 2016.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.
New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This guidance requires the disclosure of the Plan's dollar amount of their interest in each general type of investment held by the master trust. In addition, the guidance requires disclosure of the master trust's other asset and liability balances and the Plan's interest in each of those other assets and liability balances. This guidance requires retrospective application and is effective for annual reporting periods beginning on or after December 15, 2018. Early adoption is permitted; however, the Plan has elected not to early adopt the ASU. The Company does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2017 and 2016

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Investment options are not common across all Plans participating in the Trust. During 2017, the Plan reclassified the stable value funds previously held in Level 2 to not subject to leveling due to a change in management's assessments and clarification of the inputs. The assets in Note 4 have been reclassified as of December 31, 2016 to conform to the current year presentation. There have been no other changes in the methodologies used as of December 31, 2017 and 2016. There have been no significant transfers between Level 1 and Level 2 categories. Following is a description of the valuation methodologies used for the assets measured at fair value.
Ingersoll-Rand Stock Fund: The Ingersoll-Rand Stock Fund represents investment in IR-plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments.
Schlumberger (formerly Cameron) Stock Fund: The Schlumberger Stock Fund represented investment in shares of Schlumberger Limited. On April 1, 2016, Schlumberger Limited purchased all outstanding shares of Cameron International Corporation. The Schlumberger Stock Fund is a closed investment option, available only to participants in the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant. The fund invested in shares of Schlumberger Limited, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. The Schlumberger Stock Fund was eliminated effective August 24, 2016 with all remaining participant balances in the fund liquidated and reinvested in the Plan's target date retirement fund corresponding to the participant's date of birth. Such assets are classified as Level 1.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily NAV of shares held by the Master Trust at year end. Investments in registered investment companies generally may be redeemed daily and are classified as Level 1.
Common collective trusts - index funds: These assets represent investments in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Common collective trusts - target date retirement funds: These assets represent investments in an asset mix of equity, fixed income and short term investments using an asset allocation strategy appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age and target retirement year. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - fixed income bond funds: These assets are privately managed investments created for a single group of plans in a single master trust maintained by the employer. The fund consists of fixed income securities similar to its benchmark index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2017 and 2016

Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. The account primarily consists of investment contracts issued by financial institutions and other eligible stable value investments. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. There are no unfunded commitments or redemption frequency restrictions.  Transfers to other investment funds could be limited under certain conditions.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust
The Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Master Trust are held by Fidelity, the trustee for the Plan. Each participating retirement plan has an identifiable interest in the Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date. As of December 31, 2017 and 2016, the Plan had a 1.02% and 1.03%, respectively, participation in the Master Trust.
Summarized Master Trust information follows at December 31:

	2017	2016
Investments, at fair value
Mutual funds	$468,554,273	$375,178,274
Self-directed brokerage accounts	348,321,774	302,715,812
Common collective trusts	2,888,084,095	2,363,704,938
Separate accounts	333,894,504	344,515,553
Ingersoll-Rand Stock Fund	957,631,804	862,147,714
Investments, at fair value	$4,996,486,450	$4,248,262,291

The following summarizes the net realized and unrealized (depreciation) appreciation of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2017	2016
Investment income:
Net appreciation in fair value of investments
Mutual funds	$81,455,628	$31,034,661
Self-directed brokerage accounts	45,949,180	15,702,537
Common collective trusts	464,993,866	127,968,265
Separate accounts	11,315,193	7,548,141
Ingersoll-Rand Stock Fund	148,040,970	216,157,182
Schlumberger (formerly Cameron) Stock Fund	—	225,066
	751,754,837	398,635,852
Interest and dividend income	30,772,014	28,451,874
Total investment income	$782,526,851	$427,087,726

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2017 and 2016

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2017:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$169,720,687	$169,720,687
Fixed income bond funds	—	—	—	164,173,817	164,173,817
Mutual funds	468,554,273	—	—	—	468,554,273
Self-directed brokerage accounts	348,321,774	—	—	—	348,321,774
Common collective trusts:
Index funds	—	—	—	1,161,200,920	1,161,200,920
Target date retirement funds	—	—	—	1,726,883,175	1,726,883,175
Ingersoll-Rand Stock Fund	—	—	—	957,631,804	957,631,804
Total Investments, at fair value	$816,876,047	$—	$—	$4,179,610,403	$4,996,486,450
(a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.
The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2016:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$179,564,496	$179,564,496
Fixed income bond funds	—	—	—	164,951,057	164,951,057
Mutual funds	375,178,274	—	—	—	375,178,274
Self-directed brokerage accounts	302,715,812	—	—	—	302,715,812
Common collective trusts:
Index funds	—	—	—	949,865,814	949,865,814
Target date retirement funds	—	—	—	1,413,839,124	1,413,839,124
Ingersoll-Rand Stock Fund	—	—	—	862,147,714	862,147,714
Total Investments, at fair value	$677,894,086	$—	$—	$3,570,368,205	$4,248,262,291

 (a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

5	Tax Status
The U.S. Internal Revenue Service ("IRS") has determined and informed the Company by a favorable determination letter dated October 14, 2014, that the Plan and related trust are qualified in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan management, the Committee and the Plan's counsel believe that the Plan is being operated in material compliance with the applicable requirements of the IRC.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2017 and 2016

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6	Party-In-Interest Transactions
Certain plan investments held in the Master Trust are managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.

7	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to modify or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of Plan termination, participants would become fully vested in any unvested Company contributions in accordance with applicable law.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity and fixed income investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation, foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Schedule I

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	005

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Master Trust, excluding participant loans	Master Trust 1.02% participation	**	$50,734,971
	Notes receivable from participants ***	Due 01/01/2018 - 12/21/2022 4.75% - 5.50%	—	292,620
	TOTAL ASSETS (Held at End of Year)			$51,027,591

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING UNIT EMPLOYEES AT THE BUFFALO, NEW YORK PLANT

Dated: June 20, 2018	By:	/s/ Paul Longstreet

Name: Paul Longstreet
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP